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                              April 14, 2021

       Michele Allen
       Chief Financial Officer
       WYNDHAM HOTELS & RESORTS, INC.
       22 Sylvan Way
       Parsippany, NJ. 07054

                                                        Re: WYNDHAM HOTELS &
RESORTS, INC.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            File No. 001-38432

       Dear Ms. Allen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Critical Accounting Estimates and Policies
       Impairment of Long Lived Assets, page 42

   1. Please expand your disclosures to identify the number of reporting units where goodwill is allocated and tested
for impairment. Additionally, please indicate whether the fair value substantially exceeds
book value for all reporting units. If the fair value of any reporting unit does not
substantially exceed book value, please identify the reporting unit and provide the following:

                                                            the percentage by
which fair value exceeded carrying value at the date of the most recent test;
                                                            the amount of
goodwill allocated to the reporting unit;
                                                            a more detailed
description of the methods and key assumptions used and how the key assumptions were
determined;
                                                            a discussion of the
degree of uncertainty associated with the assumptions; and
 Michele Allen
WYNDHAM HOTELS & RESORTS, INC.
April 14, 2021
Page 2
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No.
         34-48960.
5. Accounts Receivable, page F-20

2. We note that the provisions for the allowance for doubtful accounts was $37 million, $16 million and $8 million for each of the fiscal years 2020, 2019 and 2018, respectively.
         Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2020. Please ensure that the
Company   s MD&A
         disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations in trends are expected to recur. See
Item 303(a)(3)(i) and
         (ii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have any questions.



FirstName LastNameMichele Allen           Sincerely,
Comapany NameWYNDHAM HOTELS & RESORTS, INC.
                                          Division of Corporation Finance
April 14, 2021 Page 2                     Office of Real Estate & Construction
FirstName LastName